                                                                     Exhibit 2.1


                            RYAN, BECK & CO., L.L.C.

                        Acquisition of Certain Assets of

                              GRUNTAL & CO., L.L.C.
                                       AND
                      GRUNTAL FACILITIES MANAGEMENT L.L.C.

                         Amended and Restated Agreement

This Amended and Restated Agreement, dated April 20, 2002 (this "AGREEMENT"), by and among Gruntal Financial, L.L.C., Gruntal & Co., L.L.C. and Gruntal Facilities Management L.L.C. (together, the "SELLERS") and Ryan, Beck & Co., L.L.C. ("RYAN BECK") supersedes and replaces the Binding Agreement among the Sellers and Buyer with respect to certain assets and liabilities of Sellers.

In consideration of the respective representations, warranties and covenants of the parties contained herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. TRANSACTION TERMS

         A. ACQUIRED ASSETS - On the Closing Date, Ryan Beck will acquire, or will cause one of its affiliates to acquire, the following assets from the Sellers:

                  1. customer accounts existing on the Closing Date and attributed on the books and records of Sellers to account executives assigned to the Ryan Beck Locations (as that term is hereinafter defined) ("CUSTOMER ACCOUNTS"), and all assets in those Customer Accounts, subject to the rights of customers

                  2.       books and records relating to Customer Accounts

                  3.       security deposits with respect to the Ryan Beck
                           Locations

                  4. the right to use the Gruntal name, trademarks and intellectual property associated with the business being acquired

                  5. forgivable loans made to account executives hired by Ryan Beck hereunder

                  6. subject to the Tri-Party Agreement among the Sellers, Ryan Beck and Ladenburg Thalmann & Co. Inc. ("Ladenburg"), dated the date hereof (the "TRI-PARTY AGREEMENT"), the Amended And Restated Gruntal & Co., L.L.C. Deferred Compensation Plan, effective as of

                           December 14, 2000 (the "PLAN"), and the assets segregated for the Plan for employees of the Sellers transferring to Ryan Beck and Ladenburg

                  7.       prepaid rent on the Ryan Beck Locations

                  8. the rights and contracts described in Section 1.C below

                  9. the furniture, fixtures and equipment ("FFE") which are owned by the Sellers (whether or not subject to a lien, pledge or encumbrance of any sort) which is located at facilities at Ryan Beck Locations which Ryan Beck determines are reasonably necessary to service Customer Accounts

                  10. the right to use the compliance and procedure manuals of Gruntal & Co., L.L.C. necessary to implement the supervision, compliance and support services to maintain and service Customer Accounts

                  11. documents, material, agreements, and information in possession of the Sellers relating to the Acquired Assets and Assumed Liabilities

                  12. certain other assets to be agreed upon by the parties.

         B. ASSUMED LIABILITIES -- On the Closing Date, Ryan Beck will assume only those liabilities and contract obligations of the Sellers described in Section 1.C below and those associated with the Acquired Assets which are specified on the attached Schedule of Assumed Liabilities, and no others. In further limitation of the foregoing, Ryan Beck will not assume:

                  1.       any liabilities which are not related to the Acquired
                           Assets

                  2. liabilities for litigation, arbitrations or other claims relating to operations prior to the Closing Date, whether instituted before or after the Closing Date, or

                  3. liabilities to employees of any of the Sellers, whether or not those employees are hired by Ryan Beck or Ladenburg, other than liabilities under the Plan to employees hired by Ryan Beck (except that Ryan Beck will undertake those obligations to employees of the Sellers specified in Section 3.C below and under the Plan).

         C. SUBLEASES; ASSIGNMENT - On the Closing Date, Ryan Beck and the Sellers shall enter into one or more subleases (each a "SUBLEASE") pursuant to which, for a period of 90 days following the Closing Date, the Sellers shall provide to Ryan Beck the benefits of, and Ryan Beck shall perform on the Sellers' behalf the Sellers' obligations arising during the sublease period

                  (but specifically excluding any obligations which arose prior to the Closing Date and any penalties or other obligations arising from the failure of the other party to consent to the sublease) under: (i) the third party vendor contracts which Ryan Beck determines are reasonably necessary to maintain and service Customer Accounts ("SELECTED VENDOR CONTRACTS"), (ii) the real property leases ("SELECTED REAL PROPERTY LEASES") on facilities which Ryan Beck determines are reasonably necessary to service Customer Accounts, and (iii) the contracts by which the Sellers have rights in the FFE which is not owned outright by the Sellers (whether it is leased or pledged) and located at facilities at Ryan Beck Locations which Ryan Beck determines are reasonably necessary to service Customer Accounts (the "SELECTED FFE CONTRACTS", and together with the Selected Vendor Contracts and the Selected Real Property Leases, the "SELECTED CONTRACTS"). Each Sublease shall provide that upon notice from Ryan Beck during the 90 days following the Closing Date (a "TERMINATION NOTICE"), the Sublease shall terminate with respect to the Selected Contracts identified by Ryan Beck in such Termination Notice, and Ryan Beck shall have no obligation to assume such underlying Selected Contracts; PROVIDED, HOWEVER, that no such termination shall take effect until the end of such 90 day period with respect to any Special Vendor Contract, a Special Real Property Lease or a Special FFE Contract. Ryan Beck shall have the right to send multiple Termination Notices at any time or from time to time during the 90 day period. Each Sublease shall also provide that upon notice from Ryan Beck during the 90 day period (an "ASSIGNMENT NOTICE"), the Sellers shall assign to Ryan Beck the underlying Selected Contracts identified by Ryan Beck in such Assignment Notice, and Ryan Beck shall assume the Sellers' obligations under those underlying Selected Contracts. Ryan Beck shall have the right to send multiple Assignment Notices at any time or from time to time during the 90 day period. Notwithstanding the foregoing, each Sublease shall provide that Ryan Beck is obligated to deliver an Assignment Notice within the 90 day period with respect to those Selected Contracts which relate to a specific branch office at a Ryan Beck Location if, at any date within ten business days prior to the end of the 90 day period, all of the following conditions are met with respect to such branch office location:

                  (i) substantially all (measured in number and value as of the date hereof) of the Customer Accounts for such location have been transferred to Ryan Beck and not subsequently closed,

                  (ii) substantially all of the account executives having primary responsibility for those Customer Accounts have accepted employment offers from Ryan Beck, and

                  (iii) Ryan Beck and the Sellers have received consents from non-governmental third parties to the assignment and assumption of all contracts which relate to the operation of the business at the branch office location, except to the extent that the absence of such consents, taken in the aggregate would not reasonably be expected to materially adversely affect Ryan Beck's operation of the business at the location, and

                  (iv) Ryan Beck has not reasonably determined that the terms and conditions of the Real Property Lease relating to the branch office are materially less favorable than terms and conditions which Ryan Beck could obtain for comparable property usable for a branch office at a nearby location.

         D. EXCLUDED ASSETS - Ryan Beck will not acquire any asset which is not an Acquired Asset, and will not acquire any employees, contracts, leases, personal property, furniture, fixtures, equipment, or books and records not associated with the maintenance or service of the Customer Accounts and not associated with investment banking or capital markets activities deemed by Ryan Beck to be compatible with its business.

         E. GMS GROUP - Ryan Beck will also acquire all of the issued and outstanding equity interests of The GMS Group, L.L.C. ("GMS") Upon the request of GMS following the Closing Date, Ryan Beck will promptly contribute up to $1.25 million to the capital of GMS.

         F. AGREEMENT WITH RESPECT TO PLAN. Further terms and agreements with respect to the Plan are set forth in the Tri-Party Agreement and such terms and agreements shall control.

2. PURCHASE PRICE

         In exchange for the Acquired Assets, Ryan Beck will assume the Assumed Liabilities and pay to the Sellers an amount equal to the excess net capital of GMS at the Closing Date. As additional consideration, Ryan Beck will make the "PLAN FORFEITURE PAYMENTS" to the Sellers as set forth in the Tri-Party Agreement.

3. OTHER MATERIAL TERMS

         A. INSURANCE -- Ryan Beck will keep in effect all SIPC and other insurance required by law or governmental authorities to be maintained with regard to the Customer Accounts.

         B. CAPITAL -- Ryan Beck will receive an infusion, as needed, of $15 million of capital during the 90 day period following execution of this Agreement in order to facilitate the transaction. The capital will not come from the Sellers, Zurich Global Assets LLC, Orange Stone LLC, or any affiliate of any of them.

         C. PERSONNEL AND PROCEDURES - As promptly as practicable after the date hereof, and in any event prior to the Closing Date, Ryan Beck will make offers of employment to all account executives employed as of the Closing Date who are servicing Customer Accounts, those personnel necessary to provide supervision, compliance and support services to maintain and service those Customer Accounts, and those employees of the Sellers involved in capital markets activities deemed by Ryan Beck to be compatible with Ryan Beck. Ryan Beck will continue the compensation arrangements currently in effect for account executives who accept employment with Ryan Beck, whether such arrangements are based on the current Gruntal grid or otherwise, it being understood that Ryan Beck will combine the grids of the two firms approximately 180 days after the Closing Date. Branch managers will be offered compensation arrangements for at least 180 days subsequent to the Closing Date which are substantially the same as what they now have. Beginning 90 days after the Closing Date, Ryan Beck will use good faith efforts to reach agreement with each branch manager to establish a compensation package which will become effective following that 180 day period.

         D.       CONDITIONS -

                  1. Each party's obligation to close the transactions contemplated hereby on the Closing Date is conditioned upon the review and non-objection (or approval if required) of applicable regulatory authorities and self-regulatory organizations. If a regulatory authority or self-regulatory organization will permit the transactions to proceed subject to subsequent compliance with conditions, such permission shall not be deemed to comply with this provision if the subsequent conditions would create a substantial burden for Ryan Beck which is not otherwise contemplated by this Agreement.

                  2. Ryan Beck's obligation to consummate the transactions contemplated hereby on the Closing Date is also conditioned upon: (i) execution of an amended clearing agreement between Pershing and Ryan Beck that contemplates the proposed transaction and is acceptable to Ryan Beck, (ii) the accuracy as of the Closing Date of the representations and warranties of the Sellers contained herein, and (iii) there having been no material adverse change in the financial condition and business operations of GMS since March 31, 2002 (excluding the $1.25 million paid by GMS and previously disclosed to Ryan Beck).

                  3. The Sellers' obligation to consummate the transactions contemplated hereby on the Closing Date is also conditioned upon the accuracy as of the Closing Date of the representations and warranties of Ryan Beck contained herein.

         E. COOPERATION - The Sellers will cooperate in the transfer of Customer Accounts, employees and account executive registrations to Ryan Beck. Ryan Beck will make transferred employees and books and records relating to Customer Accounts and other Acquired Assets reasonably available to the Sellers after the Closing Date in connection with the defense of litigation and arbitration not being assumed by Ryan Beck. This paragraph E is not intended to obligate Ryan Beck to make available to the Sellers the legal services of any attorneys hired by Ryan Beck in connection with this transaction. The Sellers will cooperate with Ryan Beck to facilitate the acquisition by Ryan Beck of the existing investment banking, institutional sales, and other relationships of the Sellers. Upon execution of this Agreement, the Sellers hereby consent that Ryan Beck may employ certain employees of the Sellers who Ryan Beck reasonably believes may be essential to facilitate the transactions contemplated herein. The cooperation required under this paragraph shall be provided without charge, except for out-of-pocket expenses.

4. REPRESENTATIONS, WARRANTIES AND INDEMNIFICATION

         A.       The Sellers hereby represent and warrant to Ryan Beck:

                  (i) they have full limited liability company power and authority to execute and deliver this Agreement and to perform their obligations hereunder and to consummate the transactions contemplated hereby;

                  (ii) the execution and delivery by them of this Agreement, and the performance by them of their obligations hereunder, including the authority to sell, assign and transfer to Ryan Beck all of the equity interests of GMS free of any lien or encumbrance, have been duly and validly authorized by their respective Executive Committees, no other action on their part being necessary;

                  (iii) The GMS Group, L.L.C. is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware and the sole member of GMS has authorized the sale of its entire equity interest in GMS to Ryan Beck as contemplated herein;

                  (iv) the Sellers have title to all of the Acquired Assets, free and clear of any lien, except that some of the real property leases, furniture, fixture and equipment, and third party vendor contracts may be subject to non-assignment or non-sublet provisions or be subject to leases, liens or other encumbrances.

                  (v) the Termination and Settlement Agreement, dated the date hereof, among Sellers, Ryan Beck and Ladenburg has been executed and is effective.

                  (vi)     There is not a material level of deficit Customer
                           Accounts.

         B.       Ryan Beck hereby represents and warrants to the Sellers:

                  (i) after the Closing Date, Ryan Beck will be solvent and able to meet all obligations in the ordinary course of its business;

                  (ii) after the Closing Date, Ryan Beck will meet all regulatory capital requirements;

                  (iii) after the Closing Date, Ryan Beck will be financially able to, and will, perform the obligations assumed by it hereunder in accordance with their terms;

                  (iv) Ryan Beck has full limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby;

                  (v) Ryan Beck is a limited liability company duly organized, validly existing and in good standing under the laws of the state of New Jersey; and

                  (vi) the execution and delivery by it of this Agreement, and the performance by it of its obligations hereunder, have been duly and validly authorized by its Executive Management Committee and its sole member, no other action on its part being necessary.

         C. the Sellers shall jointly and severally indemnify Ryan Beck and its affiliates for any losses any of them sustains arising from or in connection with (i) a breach of any of the representations and warranties of the Sellers, (ii) other costs or losses in connection with the operation of the business prior to the Closing Date that do not constitute an Assumed Liability, or (iii) any Liabilities of the Sellers which are not expressly assumed by Ryan Beck.

         D. Ryan Beck shall indemnify the Sellers and their affiliates for any losses any of them sustains arising from or in connection with (i) a breach of any of the representations and warranties of Ryan Beck, (ii) other costs or losses in connection with the operation of the business after the Closing Date, or (iii) any Assumed Liabilities.

         E. Losses indemnifiable by either party under paragraphs C or D above shall expressly exclude consequential damages, special or incidental damages, punitive damages, exemplary damages, enhanced damages, multiple damages, indirect damages and other penalty or speculative damages, except to the extent such damages are recovered by a third party against the party entitled to indemnification hereunder.

5. CLOSING DATE

         The transactions contemplated hereby shall close on that business day (the "CLOSING DATE") which is the later of (i) one business day following the satisfaction or waiver of all the conditions set forth in Section 3.D hereof or,
(ii) April 26, 2002, or such other date on which the parties shall mutually agree. If the transactions contemplated hereby are not consummated on or before May 10, 2002, either party may terminate this Agreement after which it shall be of no further force or effect.

6. CONFIDENTIALITY

         The parties shall mutually agree as to the timing and substance of the public announcement of this Agreement. Except for such agreed-upon public announcement, disclosures to Ladenburg and vendors and creditors of the Sellers, the parties shall, and shall cause their affiliates to, maintain the confidentiality of the terms and conditions of this Agreement, except where the other parties have consented to the disclosure, and except as it may be necessary to disclose pursuant to applicable securities laws, or to regulatory authorities, SROs, the parties' employees and the parties' authorized representatives.

7. PRIVATE CLIENT GROUP

         Ryan Beck will provide the benefits set forth on Exhibit A to the Private Client Group and GMS.

8. LADENBURG LOCATIONS AND RYAN BECK LOCATIONS

         The parties acknowledge that one or more of the Sellers are simultaneously herewith entering into an agreement with Ladenburg pursuant to which Ladenburg is to acquire customer accounts and related assets and assume certain liabilities with respect to the operations of the Sellers at the following locations: Hewlett, New York, Syosset, New York, 650 Madison Avenue, New York, New York and Chicago, Illinois (the "LADENBURG LOCATIONS"). As used herein, the term "RYAN BECK LOCATIONS" means all office locations of the Sellers where registered representatives conduct a retail brokerage other than the Ladenburg Locations; PROVIDED, HOWEVER, that if the rights to acquire the business at any one or more of the Ladenburg Locations is transferred to Ryan Beck in accordance with the Tri-Party Agreement, then such transferred Ladenburg Locations shall be deemed a Ryan Beck Location hereunder.

9. GRUNTAL NAME.

         Following the Closing Date, the Sellers and their affiliates shall use reasonable efforts to promptly stop using the "Gruntal" name and trademarks and shall change the names of their entities, with all use of the name terminating and the name changes being accomplished within 180 days.

10. SPECIFIC PERFORMANCE.

         In addition to all other remedies that may be available, the parties shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any breach of this Agreement.

11. NOTICES

         All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person or by fax, addressed to the President, with a copy to the General Counsel and in the case of the Sellers to Harvey Spear at Cadwalader, Wickersham & Taft.

12. GOVERNING LAW

         This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made in and to be performed entirely within such state.

13. COUNTERPARTS

         This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

14. ENTIRE AGREEMENT; THIRD-PARTY RIGHTS

         Except for the Tri-Party Agreement and the Termination and Settlement Agreement dated the date hereof by and among the Sellers, Ryan Beck and Ladenburg, this Agreement contains the entire agreement between the parties with respect to the matters contemplated hereby and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement. This Agreement may not be amended, superseded or rescinded except in a writing signed by all parties hereto.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

RYAN, BECK & CO., L.L.C.               GRUNTAL FINANCIAL, L.L.C.



By: /s/ Robert M. Berson               By: /s/ Donald N. Cohen
    ---------------------------            -------------------------------------
Name: Robert M. Berson                 Name: Donald N. Cohen
Title: President                       Title: Secretary


                                       GRUNTAL & CO, L.L.C.



                                       By: /s/ Donald N. Cohen
                                           -------------------------------------
                                       Name: Donald N. Cohen
                                       Title: Senior Vice President



                                       GRUNTAL FACILITIES
                                       MANAGEMENT, L.L.C.



                                       By: /s/ Donald N. Cohen
                                           -------------------------------------
                                       Name: Donald N. Cohen
                                       Title: Secretary